Aduro Biotech, Inc.

740 Heinz Avenue

Berkeley, California 94710

August 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Aduro Biotech, Inc. Registration Statement on Form S-4 (File No. 333-239989)
Request for Acceleration of Effectiveness
Requested Date: August 26, 2020
Requested Time: 9:00 a.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Aduro Biotech, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-239989), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern Time on August 26, 2020, or as soon as possible thereafter. The Registrant hereby authorizes Luke Bergstrom and/or Kathleen Wells, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Kathleen Wells at (650) 463-2677, or in her absence, Luke Bergstrom, of Latham & Watkins LLP, at (650) 463-3083. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Latham & Watkins LLP, attention: Kathleen Wells, via facsimile at (650) 463-2600.

Very truly yours,

Aduro Biotech, Inc.

/s/ Stephen T. Isaacs
Stephen T. Isaacs
President and Chief Executive Officer

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.
Celeste Ferber, Aduro Biotech, Inc.
William G. Kachioff, Aduro Biotech, Inc.
Eric Dobmeier, Chinook Therapeutics U.S., Inc.
Kirk Schumacher, Chinook Therapeutics U.S., Inc.
Luke Bergstrom, Latham & Watkins LLP
Amanda L. Rose, Fenwick & West LLP
Ryan Mitteness, Fenwick & West LLP